

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Sophia Movshina
Chief Executive Officer
Organic Treehouse Ltd.
120 Somerset Drive
Suffern, NY 10901

> **Re:** **Organic Treehouse Ltd.**
> **Registration Statement on Form S-1**
> **Amendment No. 1 Filed June 4, 2012**
> **File No. 333-181040**

Dear Ms. Movshina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management, page 33

1.   Please include in your disclosure the substance of the first sentence of the first paragraph of your response to prior comment 21, which has not already been included.

Certain Relationships and Related Transactions, page 37

2.   We note your disclosure indicating as of March 31, 2012 the debt outstanding to your principal shareholder and director in this section of $92,365. Please revise to also indicate the amount outstanding as of April 18, 2012 as disclosed in the first revised paragraph on page 24 or advise us as appropriate.

Signatures

3.   We note the changes in response to prior comment 28; however, you have now omitted the identification of the Chief Accounting Officer. Please revise further.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-18

Revenue Recognition, page F-19

4.   You disclose in your policy note that your arrangement with Jubilee meets the fixed and determinable criteria for revenue recognition as the Company does not provide any price protection, stock rotation, right of return and/or other discount programs. However, in your response to prior comment 19 you state that you grant inventory credits to Jubilee when they have a sales order below the consigned inventory value. Please explain how this inventory credit was considered in your revenue recognition policy disclosure. Further tell us if your "outright sales" arrangements with Jubilee allow for these inventory credits. If so, please clarify your disclosure of these credits and tell us how you determined in these arrangements that the fee is fixed and determinable and your timing of revenue recognition is appropriate. Refer to ASC 605.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sophia Movshina
Organic Treehouse Ltd.
June 18, 2012
Page 3

You may contact Steve Lo, Staff Accountant, at (202) 551- 3394 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely

/s/ David Link for

John Reynolds
Assistant Director

cc (via e-mail): Gary R. Henrie, Esq.